Exhibit 99.1

Nuva Announces Closing of Private Placement for Gross Proceeds of $375,000

April 8, 2014 – Nuva Pharmaceuticals Inc. (the “Company” or “Nuva”) (TSXV: NPH) is pleased to announce that on April 8, 2014 it closed the non brokered private placement of 3,750,000 Units (the “Units”) of Nuva at a price of $0.10 per Unit.

Of the 3,750,000 Units, 2,000,000 Units each consists of one (1) common share (the “Common Share”) and one (1) transferrable share purchase warrant. Each warrant entitles the holder thereof to purchase one

(1) additional Common Share on or before April 8, 2016 at a price of CDN$0.13 per Common Share.

The remaining 1,750,000 Units each consists of one (1) Common Share and one (1) transferrable share purchase warrant. Each warrant entitles the holder thereof to purchase one (1) additional Common Share on or before April 8, 2015 at a price of CDN$0.30 per Common Share and is subject to an accelerated exercise provision in the event the shares trade more than $0.10 above the exercise price for ten (10) consecutive trading days.

In accordance with the policies of the TSX Venture Exchange, the Company paid a Finders’ Fee of an aggregate of $12,000.00 and issued and aggregate of 300,000 Warrants. Of the 300,000 Warrants, 160,000 warrants have the same terms as the $0.13 Warrants as described above and the remaining 140,000 Warrants have the same terms as the $0.30 Warrants as described above.

The securities issued are subject to the statutory 4 month hold period that expires on August 9, 2014.

Proceeds from the Private Placement will be used by Nuva for general ongoing corporate and working capital purposes.

On behalf of:

Nuva Pharmaceuticals Inc.

Jamie Lewin,

Director and CFO jlewin@nuvapharm.com

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves NUVA’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. NUVA generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to NUVA as of the date of this release, and NUVA assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of NUVA and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.